02048866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

E.ON AG

E.ON Zehnte Verwaltungsgesellschaft mbH
Exact Name of Registrant/Applicant as specified in charter

0001136808
Registrant/Applicant CIK Number

Form U-57
Electronic report, schedule or registration statement of which the document are a part (give period of report)

73-00236
SEC file number, if available

Name of Person Filing the Document (if other than the Registrant/Applicant)

SIGNATURES

Filings Made by the Registrant/Applicant:

The Registrant/Applicant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duesseldorf, Germany on July 11, 2002.

E.ON Zehnte Verwaltungsgesellschaft mbH
(Applicant)

Michael C. Wilhelm

ppa. H. Schmitz
Harry Schmitz

EXHIBIT INDEX

Exhibit I


The Ruhrgas Pipeline System and Stations
Flensburg
Rendsburg
Rostock
Emden
Wilhelmshaven
Schwerin
Hamburg
Bremen
Berlin
Hanover
Frankfurt/Oder
Münster
Bielefeld
Essen
Leipzig
Cologne
Aachen
Marburg
Erfurt
Dresden
Koblenz
Frankfurt/ Main
Mainz
Bamberg
Weiden
Würzburg
Saarbrücken
Waidhaus
Nuremberg
Karlsruhe
Regensburg
Stuttgart
Passau
Freiburg
Munich
natural gas pipeline
planned or under construction
town gas pipeline
compressor station
underground storage station
other stations
development centre
gas import point
including joint, leased and joint-venture facilities